SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated July 12, 2007, of B Shares and Deferred Shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                    12 July 2007

SCOTTISH POWER PLC - CANCELLATION OF THE LISTING OF B SHARES, IMPLEMENTATION OF
A ROLLING REPURCHASE PROGRAMME, REPURCHASE OF DEFERRED SHARES AND CHANGE OF NAME

Scottish Power plc ("ScottishPower") announces that the Financial Services
Authority has cancelled the listing of ScottishPower's non-cumulative preference shares of 50 pence each (the "B Shares") on the Official List, and that the
London Stock Exchange has suspended the trading of ScottishPower's B Shares, with effect from 8.00 a.m. this morning, 12 July 2007.

ScottishPower recognises the importance to the holders of B Shares of the ability to sell their B Shares and therefore intends to implement an off-market rolling share repurchase programme for all outstanding B Shares (the "B Share
Rolling Repurchase Programme") whereby holders of the B Shares will be offered the opportunity to sell their B Shares to ScottishPower on a fortnightly basis at a price of 360 pence per B Share.

Subject to receiving the requisite approval from the ordinary shareholders of
ScottishPower, ScottishPower intends to implement the B Share Rolling Repurchase
Programme shortly after the Delisting. ScottishPower proposes to contact the holders of the B Shares in due course with further details regarding the B Share
Rolling Repurchase Programme.

ScottishPower also intends to implement the power under its Articles of
Association to repurchase and cancel all of the outstanding deferred shares of
50 pence each (the "Deferred Shares") for nil consideration as soon as possible following the Delisting.

In addition, ScottishPower announces that it will re-register as a private company and, as a consequence, will change its name from Scottish Power plc to
Scottish Power Limited with effect from tomorrow, 13 July 2007.

Any queries in relation to the B Shares should be directed to Lloyds TSB
Registrars on 0870 600 3999.

Enquiries
Scottish Power plc:
Investor Relations: Charles Langan                        +44 (0) 141 566 4853
Media Relations: Colin McSeveny                           +44 (0) 141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 12, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary